UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  March 5, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated March 5, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

March 5, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 06, 2007
March 5, 2007

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN

J-PACIFIC INTERSECTS 28.9g Au/t and 516.0g Ag/t AT ITS BLACKDOME GOLD MINE

Assay results demonstrates strong gold mineralization within northern strike extension of No. 1 and No. 2 gold veins

VANCOUVER, MARCH 5, 2007 - J-Pacific Gold Inc. (TSXV - JPN, OTCBB - JPNJF) is pleased to report assay results from the initial phase of its 4,000-metre drill program at the Blackdome Gold Mine, in the Clinton Mining Division of British Columbia. To date, 10 holes totalling 2,014 metres have been drilled. Phase 2 of drilling, to continue exploring the continuity of gold veins, commences in spring 2007.

Between 1986 and 1991, the Blackdome Gold Mine was one of the highest-grade gold producers in western Canada, yielding 240,000 ounces of gold from 338,000 tonnes of ore. Between 1998 and 1999, the mine produced an additional 6,547 ounces of gold from 21,286 tonnes of ore from underground mining.

Current drilling was primarily focused on the projected northern strike extension of the previously producing No. 1 and No. 2 Veins to where the black basaltic rocks of Blackdome Peak mask their surface expression. This northern extension area has not previously been drill-tested, and the 2006 drilling stepped out from 25 to 175 metres from previous work along this direction. Testing below the basalt cap where the No. 1 and No. 2 Veins may join the No. 17 Vein is scheduled for a later sage of the drill program. Several anomalous gold and silver values were returned, with the most significant tabled below:

Drill Hole	Core Sample Interval*	Assay Results - Gold	Assay Results - Silver
	Metres (m)	(g Au/t)	(g Au/t)
B06-1A	No. 2 Vein from 49.15 m to 49.80 m (0.65 m)	2.3g Au/t	14.7g Ag/t
B06-2	No. 1 Vein from 237.9 m to 238.5 m (0.60 m)	5.3g Au/t	1.8g Ag/t
B06-3A	No. 2 Vein from 42.40 m to 43.85 m (1.40 m)	14.4g Au/t	68.2g Ag/t
B06-5	No. 1 Vein from 239.90 m to 240.2 m (0.30 m)	28.9g Au/t	516.0g Ag/t

* Note: the intervals reported above are core sample intervals; true widths will be shorter

In discussing the program today, Nick Ferris, President and CEO, said, "We're very encouraged by these assay results, as we've achieved our goals for Phase 1. We've increased the known strike length of the historical mining structures, and demonstrated that they contain meaningful gold mineralization. The vein structures intersected are typical of Blackdome mineralization, with narrow quartz veins that exhibit a strong coarse gold effect."

PROGRAM SUMMARY

The majority of the drilling was completed in the area immediately along strike, northward following the No. 1 and No. 2 gold vein structures on the southern slope of Blackdome Peak. Significant results follow:

- Drilling of the No. 1 Vein - in the vicinity of the 1960 north mine area, where a mineral resource has been previously defined - intersected the No. 1 Vein with two holes, spaced 150 metres apart along strike, approximately 90 metres down dip (1,870-metre elevation) of the mineral resource. These two holes, B06-2 and B06-5, intersected the No. 1 Vein structure, returning 5.3g Au/t and 1.8g Ag/t over 0.6 metres, and 28.9g Au/t and 516.0g Ag/t over 0.3 metres, respectively. Two additional holes intersected the No. 1 Vein, approximately 150 metres north along strike from the existing mineral resource; however, only anomalous gold and silver assays were returned.
- Two holes drilled to intersect the northern strike extension of the No. 2 Vein structure intersected typical quartz veining at 25 metres and 175 metres along strike, north of the historical drilling. Hole B06-3A (25 metres along strike) returned 14.43g Au/t and 68.2g Ag/t over 1.4 metres, and B06-6 returned anomalous assays.
- The recent drilling intersected the geologic structure and associated quartz veining along the northern strike extension of the No. 1 and No. 2 Veins. Additional drilling is planned to the north along strike, to delineate these structures below the basalt cap and assess their relationship with the No. 17 Vein, which outcrops on the northern slope of Blackdome Peak. Testing the mineral potential of this relatively unexplored area is a priority, due to its structural favourability and proximity to historically productive areas.
- One hole, B06-7A, targeted the projected intersection of the No. 1 and No. 2 Veins below the historical mine workings. However, after intersecting a fault zone the hole was lost at a length of approximately 300 metres. It will be extended to intersect the vein target in Phase 2 drilling.
- Three drill holes (B06 - 1, 3 and 7) had to be abandoned before reaching all their targets. Parallel holes (B06 - 1A, 3A and 7A) were then collared nearby. Two of the abandoned holes did reach their first targets.

While the intersected extension of the No. 1 and No. 2 Veins is similar in mineralization content and alteration to the previously mined ore at the Blackdome Gold Mine, its presence does not necessarily indicate that additional mineral resources will be delineated.

The collected drill core samples were sawn in half. Gold assays were performed using fire assay procedures with an atomic absorption finish, while the silver assays were determined using aqua regia digestion with an atomic absorption finish. J-Pacific employs 43-101-compliant QA/QC procedures throughout the sampling, handling, storage and shipment of samples. All of the assaying was completed in Kamloops, British Columbia, at Ecotech Laboratory Ltd. (an ISO 9001-certified laboratory). Certified assay reference material was inserted in the sample sequence for quality control.

The exploration program is being completed by Coast Mountain Geological Ltd., a Vancouver-based geological services consulting company, under the direction of John Harrop, P.Geo, J-Pacific's Qualified Person for this project as defined by NI 43-101 regulations, who has reviewed and approved this news release.

OTHER BACKGROUND

Currently, the Blackdome gold project has an inferred mineral resource (A. Boronowski, 1999), as reclassified by SRK Consulting (2001), of 124,120 tonnes, averaging 12.8g Au/t and 33.7g Ag/t and totalling 50,834 ounces gold and 134,386 ounces silver. The infrastructure and processing facilities remain at the mine, as do the majority of permits for operation.

"Everything is in place at Blackdome to enable us to recommence production once we can define an economic resource at this former highly productive mine site," said Nick Ferris.

On behalf of the Board of Directors

"N. Ferris"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.